

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Tao Xu
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 1000086
People's Republic of China

   Re: KE Holdings Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed April 19, 2022
    Form 20-F for the Fiscal Year Ended December 31, 2020
    Filed April 6, 2021
    File No. 001-39436

Dear Mr. Xu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction